UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 3, 2020

Aduro Biotech, Inc.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-37345	94-3348934
(Commission File No.)	(IRS Employer Identification No.)

740 Heinz Avenue

Berkeley, California

(Address of principal executive offices)

94710

(Zip Code)

Registrant’s telephone number, including area code: (510) 848-4400

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ADRO	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 2.02.	Results of Operations and Financial Condition.

On August 3, 2020, Aduro Biotech, Inc. (“Aduro”) announced certain financial results for the second quarter ended June 30, 2020. A copy of Aduro’s press release, titled “Aduro Biotech Reports Second Quarter 2020 Financial Results,” is furnished pursuant to Item 2.02 as Exhibit 99.1 hereto.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit	Description

99.1	Press Release, dated August 3, 2020, titled “Aduro Biotech Reports Second Quarter 2020 Financial Results”

104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document)

The information in this report, including the exhibit hereto, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section 11 and 12(a)(2) of the Securities Act of 1933, as amended. The information contained herein and in the accompanying exhibit shall not be incorporated by reference into any filing with the U.S. Securities and Exchange Commission made by Aduro Biotech, Inc., whether made before or after the date hereof, regardless of any general incorporation language in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 3, 2020		Aduro Biotech, Inc.

	By:	/s/ William G. Kachioff
William G. Kachioff
Interim Chief Financial Officer

Exhibit 99.1

Contact:

Noopur Liffick

Investor Relations & Corporate Affairs

510-809-2465

investors@aduro.com

press@aduro.com

Aduro Biotech Provides Business Update and Reports Second Quarter 2020 Financial Results

BERKELEY, California, August 3, 2020 – Aduro Biotech, Inc. (NASDAQ: ADRO), a clinical-stage biopharmaceutical company focused on developing therapies targeting the A Proliferation Inducing Ligand (APRIL) and Stimulator of Interferon Genes (STING) pathways for the treatment of cancer, autoimmune and inflammatory diseases, today provided a business update and reported financial results for the second quarter ended June 30, 2020.

“The second quarter of 2020 was highlighted by the announcement of our planned merger with Chinook Therapeutics as well as significant progress in our BION-1301 program for IgA nephropathy (IgAN). We recently dosed the first IgAN patient with BION-1301 in Part 3 of our ongoing Phase 1 study and presented positive data from Parts 1 and 2 of this study in healthy volunteers at the 57th ERA-EDTA Virtual Congress. The data indicated BION-1301 was well-tolerated, had a half-life of approximately 33 days, achieved over 90% target engagement with a single 450 mg dose of BION-1301 and demonstrated dose-dependent and durable reductions in IgA and IgM levels, and to a lesser extent, IgG levels,” said Stephen T. Isaacs, chairman, president and chief executive officer of Aduro. “We continue to enroll patients in our Phase 2 study of ADU-S100 in combination with pembrolizumab in squamous cell carcinoma of the head and neck and make progress on our cGAS-STING antagonist research collaboration with Lilly.” Isaacs continued, “We ended the second quarter of 2020 with a cash position of $186.1 million, which we believe will enable us to continue our ongoing STING and APRIL programs in the near-term and also meet our net cash requirements at the close of the merger with Chinook.”

Recent Highlights

•

Announced definitive merger agreement with Chinook Therapeutics, which is expected to close in the second half of 2020, subject to the satisfaction or waiver of the conditions to completion of the merger. Following completion of the merger, the combined company will operate as Chinook Therapeutics and advance a pipeline of precision medicines for kidney diseases, led by atrasentan and BION-1301 in IgAN, assuming satisfaction of the conditions to closing the merger.

•	Presented healthy volunteer data from Part 1 (single ascending dose) and Part 2 (multiple ascending dose) of the ongoing Phase 1 study of BION-1301 at the 57th ERA-EDTA Virtual Congress.

•

Presented nonclinical toxicology studies of BION-1301 evaluating intravenous administration for up to six months and subcutaneous administration for up to one month at the 57th ERA-EDTA Virtual Congress.

•	Dosed the first patient with IgAN in Part 3 of the ongoing Phase 1 study of BION-1301.

Financial Results

•

Cash Position – Cash, cash equivalents and marketable securities totaled $186.1 million at June 30, 2020, compared to $213.6 million at December 31, 2019. Cash spend year to date was offset by the receipt of a $10 million development milestone payment from Merck in the first quarter of 2020.

•

Revenue – Revenue was $5.6 million for the second quarter of 2020 and $19.5 million for the six months ended June 30, 2020, compared to $4.9 million and $8.8 million, respectively for the same periods in 2019. The increase in revenue for the quarter was primarily due to fluctuations in revenue recognized under our Novartis collaboration which is dependent on clinical timelines and progress under the research and collaboration agreement. In addition to the Novartis collaboration, the increase in revenue for the year to date period included the recognition of the $10.0 million development milestone payment received under our license and research collaboration agreement with Merck.

•	Expenses –

•

Research and development expenses were $11.1 million for the second quarter of 2020 and $26.9 million for the six months ended June 30, 2020, compared to $16.7 million and $34.2 million, respectively, for the same periods in 2019. The decrease in expense from 2019 to 2020 was primarily due to 2019 costs related to the deprioritized programs that were substantially wound down in 2019 offset by higher costs for our STING and APRIL programs. The decrease was also attributable to lower compensation and related personnel costs as well as stock-based compensation as compared to 2019 due to reduced headcount as a result of the January 2020 restructuring.

•

General and administrative expenses were $9.3 million for the second quarter of 2020 and $17.1 million for the six months ended June 30, 2020, compared to $7.8 million and $16.1 million, respectively, for the same periods in 2019. The quarter and year to date increases were due to higher professional services expenses associated with the merger transaction, the increase was offset by lower personnel and stock-based compensation expense, as compared to 2019, due to reduced headcount as a result of the January 2020 restructuring.

•

Restructuring and related expenses were $2.0 million for the second quarter of 2020 and $6.4 million for the six months ended June 30, 2020, compared to $0.4 million and $3.4 million, respectively, for the same periods in 2019. The year to date restructuring and related expenses consisted of severance and employee retention costs as well as the impairment of property and equipment associated with the planned closure of the Aduro Biotech Europe facility in Oss, The Netherlands as part of the January 2020 corporate restructuring plan. The $3.4 million restructuring and related expenses recorded in 2019, which included employee severance and retention payments, related to the January 2019 strategic reset.

•

Net Loss – Net loss for the second quarter of 2020 was $16.6 million or $0.21 per share and $24.2 million or $0.30 per share for the six months ended June 30, 2020, compared to net loss of $18.6 million or $0.23 per share and $42.0 million or $0.53 per share, respectively, for the same periods in 2019. In addition to the factors described above, the net loss was offset by approximately $5.6 million of income tax benefit related to an income tax carryback claim allowed by the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). The income tax refund is expected to be received in the second half of 2020.

About Aduro

Aduro Biotech, Inc. is a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of therapies that are designed to harness the body’s natural immune system for the treatment of patients with challenging diseases. Aduro’s product candidates in the A Proliferation Inducing Ligand (APRIL) and Stimulator of Interferon Genes (STING) pathways are being investigated in cancer, autoimmune and inflammatory diseases. BION-1301, an investigational humanized IgG4 monoclonal antibody that blocks APRIL binding to both the BCMA and TACI receptors, is being evaluated in IgA nephropathy. ADU-S100 (MIW815), which is designed to activate the intracellular STING receptor for a potent tumor-specific immune response, is being evaluated in combination with KEYTRUDA® (pembrolizumab), an approved anti-PD-1 monoclonal antibody, as a potential first-line treatment for patients with recurrent or metastatic squamous cell carcinoma of the head and neck (SCCHN). Aduro is collaborating with a number of leading global pharmaceutical companies to help expand and drive its product pipeline. For more information, please visit www.aduro.com.

Additional Information and Where to Find It

Aduro has filed a Registration Statement on Form S-4 containing a proxy statement/prospectus of Aduro and other documents concerning the proposed merger with the SEC. BEFORE MAKING ANY VOTING DECISION, ADURO’S STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY ADURO WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Aduro with the SEC at the SEC’s website at www.sec.gov. Investors and stockholders will be able to obtain a free copy of the proxy statement/prospectus and other documents containing important information about Aduro and Chinook, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Aduro makes available free of charge at www.aduro.com (in the “Investor Relations” section), copies of materials that Aduro files with, or furnishes to, the SEC.

Participants in the Solicitation

This communication does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Aduro and Chinook, and each of their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Aduro in connection with the proposed merger. Security holders may obtain information regarding the names, affiliations and interests of Aduro’s directors and officers in Aduro’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 9, 2020, and its definitive proxy statement for the 2020 annual meeting of stockholders, which was filed with the SEC on March 24, 2020. To the extent the holdings of Aduro’s securities by Aduro’s directors and executive officers have changed since the amounts set forth in Aduro’s proxy statement for its 2020 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov and Aduro’s website at www.aduro.com.

Cautionary Note on Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding our current intentions or expectations concerning, among other things, the potential for our technology, continued advancement of our programs, our cash position allowing us to continue our APRIL and STING programs in the near-term and meet our net cash requirements under the merger agreement with Chinook, the closing of the merger with Chinook, the strategy of the combined company following the closing of the merger, expected timing for receipt of our income tax refund and collaborations with leading global pharmaceutical companies to help expand and drive our product pipeline. In some cases, you can identify these statements by forward-looking words such as “may,” “will,” “continue,” “anticipate,” “intend,” “could,” “project,” “expect” or the negative or plural of these words or similar expressions. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, the risk that the proposed merger with Chinook may not be completed in a timely manner or at all, which may adversely affect Aduro’s business and the price of the common stock of Aduro; the failure of either party to satisfy any of the conditions to the consummation of the proposed merger, including the approval by Aduro’s stockholders of the issuance of shares of Aduro common stock in the merger and the change of control resulting from the merger; the receipt of certain governmental and regulatory approvals; uncertainties as to the timing of the consummation of the proposed merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the effect of the announcement or pendency of the proposed merger on Aduro’s business relationships, operating results and business generally; risks that the proposed merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed merger; risks related to diverting management’s attention from Aduro’s ongoing business operations; the outcome of any legal proceedings that may be instituted against Aduro related to the merger agreement or the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; our history of net operating losses and uncertainty regarding our ability to achieve profitability, our ability to develop and commercialize our product candidates, our ability to use and expand our technology platforms to build a pipeline of product candidates, our ability to obtain and maintain regulatory approval of our product candidates, our ability to operate in a competitive industry and compete successfully against competitors that have greater resources than we do, our reliance on third parties, and our ability to obtain and adequately protect intellectual property rights for our product candidates; and the effects of COVID-19 on our clinical programs and business operations. We discuss many of these risks in greater detail under the heading “Risk Factors” contained in our quarterly report on Form 10-Q for the quarter ended June 30, 2020, to be filed with the Securities and Exchange Commission (SEC), and our other filings with the SEC. Any forward-looking statements that we make in this press release speak only as of the date of this press release. We assume no obligation to update our forward-looking statements whether as a result of new information, future events or otherwise, after the date of this press release.

ADURO BIOTECH, INC.

Consolidated Statements of Operations

(In thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Revenue:
Collaboration and license revenue	$5,574	$4,888	$19,524	$8,826

Total revenue	5,574	4,888	19,524	8,826
Operating expenses:
Research and development(1)	11,108	16,657	26,936	34,151
General and administrative(1)	9,284	7,832	17,103	16,056
Restructuring and related expense	2,046	367	6,354	3,361
Amortization of intangible assets	136	139	272	279

Total operating expenses	22,574	24,995	50,665	53,847

Loss from operations	(17,000)	(20,107)	(31,141)	(45,021)
Interest income	413	1,497	1,333	2,968
Other expense, net	(28)	(3)	(47)	(22)

Total other income	385	1,494	1,286	2,946

Loss before income tax	(16,615)	(18,613)	(29,855)	(42,075)
Income tax benefit	—	35	5,665	70

Net loss	$(16,615)	$(18,578)	$(24,190)	$(42,005)

Net loss per common share, basic and diluted	$(0.21)	$(0.23)	$(0.30)	$(0.53)

Shares used in computing net loss per common share, basic and diluted	80,862,621	80,032,022	80,810,211	79,847,960

(1) Includes the following share-based compensation expenses:
Research and development	1,363	1,713	2,226	3,746
General and administrative	1,665	1,623	2,837	3,293

ADURO BIOTECH, INC.

Consolidated Balance Sheets

(In thousands)

(Unaudited)

	June 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$71,103	$59,624
Marketable securities	100,028	153,978
Accounts receivable	1,169	342
Income tax receivable	5,665	—
Prepaid expenses and other current assets	3,015	3,958

Total current assets	180,980	217,902
Marketable securities	14,995	—
Property and equipment, net	21,706	24,688
Operating lease right-of-use assets	20,334	21,110
Goodwill	8,177	8,167
Intangible assets, net	18,723	18,978
Restricted cash	468	468

Total assets	$265,383	$291,313

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$1,339	$414
Accrued clinical trial and manufacturing expenses	2,615	4,253
Accrued expenses and other liabilities	9,673	8,181
Operating lease liabilities	1,741	1,803
Deferred revenue	4,935	6,950

Total current liabilities	20,303	21,601
Contingent consideration	2,013	1,051
Deferred revenue	161,312	166,963
Deferred tax liabilities	3,531	3,527
Operating lease liabilities	30,855	31,636
Other long-term liabilities	753	940

Total liabilities	218,767	225,718

Commitments and contingencies (Note 7)
Stockholders’ equity:
Preferred stock	—	—
Common stock	8	8
Additional paid-in capital	557,263	552,077
Accumulated other comprehensive income	439	414
Accumulated deficit	(511,094)	(486,904)

Total stockholders’ equity	46,616	65,595

Total liabilities and stockholders’ equity	$265,383	$291,313